UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-33768

AIFU INC.

27/F, Pearl River Tower
No.15 West Zhujiang Road
Tianhe District, Guangzhou 510623
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

AIFU Inc. Announces Update on 1-for-400 Reverse Split

As the Company previously announced, the Company plans to cease the listing of its American Depositary Shares (the “ADSs”) on the Nasdaq Stock Market LLC (“Nasdaq”) and list its Class A ordinary shares of a par value of US$0.4 each post Share Consolidation for trading on Nasdaq in substitution for its ADSs (the “Substitution Listing”). The Company expects that its ADSs will cease trading on Nasdaq at 5:00 p.m. (New York Time) on May 20, 2025, and that the ADR Facility will be terminated as of the close of business (New York Time) on May 20, 2025.

Immediately following the termination of the ADR Facility on May 20, 2025, the Company will implement a reverse split, pursuant to which every 400 ordinary shares of a par value of US$0.001 will be consolidated into one (1) consolidated ordinary share of a par value of US$0.4. Following the reverse split, former ADS holders should expect to receive one (1) consolidated Class A ordinary share for every twenty (20) ADSs previously held. All resulting fractional shares will be rounded up to the nearest whole number of shares.

The Company expects that its Class A ordinary shares will commence trading on Nasdaq on a post-reverse split basis under the symbol “AIFU” at the market opening on May 21, 2025. Upon the effectiveness of the 1-for-400 reverse split, the aggregate number of outstanding ordinary shares of the Company will be reduced by a factor of four hundred. The trading price of the Company’s consolidated Class A ordinary shares is expected to increase commensurately. The new ISIN number for the consolidated Class A ordinary shares will be KYG3314G1102 and the new CUSIP number will be G3314G110.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: May 16, 2025

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